KW
3/11/14

[redacted]

14046649

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8-66518

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hodes Weill Securities, LLC (formerly JapanWorks Capital, LLC)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 Third Ave, 15th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME ~~AND TELEPHONE NUMBER~~ OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Weill (212) 542-5977
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squire & Company, PC
(Name – *if individual, state last, first, middle name*)

1329 South 800 East	Orem	Utah	84097
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/14

OATH OR AFFIRMATION

I, Douglas Weill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hodes Weill Securities, LLC (formerly JapanWorks Capital, LLC), as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Compliance Officer
Title

[signature]
Notary Public

MICHAEL F. CREED 2/26/14
Notary Public, State of New York
Qualified in New York County
No. 01CR6254579
My Commission Expires 01-17-2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) ~~Statement of Income (Loss).~~ Statement of Income and Changes in Member's Equity
- ☒ (d) ~~Statement of Changes in Financial Condition.~~ Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. -- (Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assesment Reconciliation)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x Independent Auditor's Report
- x Independent Auditor's Report on Internal Control
- x SIPC-7. General Assessment Reconciliation

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HODES WEILL SECURITIES, LLC

FINANCIAL STATEMENTS

Year Ended December 31, 2013

TABLE OF CONTENTS

SQUIRE
AUDIT · TAX · ADVISORY

1329 South 800 East · Orem, Utah 84097-7700 · (801) 225-6900 · Fax (801) 226-7739 · www.squire.com

Independent Auditor's Report

Manager and Member
Hodes Weill Securities, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Hodes Weill Securities, LLC which comprise the statement of financial condition as of December 31, 2013, and the related statements of income and changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hodes Weill Securities, LLC as of December 31, 2013, and the results of its

operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Squire & Company, PC

Orem, Utah
February 26, 2014

HODES WEILL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS	
Cash	$ 1,874,207
Accounts receivable	5,814,566
Prepaid expenses and deposits	12,556
Total assets	$ 7,701,329
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 20,302
Total liabilities	20,302
Member's Equity	7,681,027
Total liabilities and member's equity	$ 7,701,329

The accompanying notes are an integral part of this financial statement.

HODES WEILL SECURITIES, LLC
STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2013

Revenue:	
Advisory fees	$ 14,501,348
Other income	-
Interest income	5,717
Total revenue	14,507,065
Expenses:	
Professional services	98,599
Occupancy and overhead (expense sharing arrangement with Hodes Weill & Associates, LP)	1,375,148
Other operating	54,551
Total expenses	1,528,298
Net Income	12,978,767
Member's Equity at December 31, 2012	1,652,260
Member Contributions	-
Member Withdrawals	(6,950,000)
Ending Member's Equity at December 31, 2013	$ 7,681,027

The accompanying notes are an integral part of this financial statement.

HODES WEILL SECURITIES, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2013

Cash Flows from Operating Activities:	
Net income	$ 12,978,767
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses and deposits	1,182
Accounts receivable	(4,860,691)
Accounts payable and accrued expenses	(6,589)
Total adjustments	(4,866,098)
Net cash provided by operating activities	8,112,669
Cash Flows from Financing Activities:	
Member contributions	-
Member withdrawals	(6,950,000)
Net cash used by financing activities	(6,950,000)
Net Change in Cash	1,162,669
Cash at December 31, 2012	711,538
Cash at December 31, 2013	$ 1,874,207

The accompanying notes are an integral part of this financial statement.

HODES WEILL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

Note 1. Business and Summary of Significant Accounting Policies

Hodes Weill Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's business activities include the private placement of securities and certain financial advisory services (including mergers and acquisitions). The Company follows the accounting and reporting requirements of broker-dealers. The Company was organized as a limited liability company in the state of Utah on December 28, 1999 and will be dissolved on or before December 22, 2098. Operations began November 17, 2004.

Prior to and during the first four months of 2010, the Company operated under the name JapanWorks Capital, LLC. On May 1, 2010, Hodes Weill and Associates, LP acquired 100% of the membership interests in JapanWorks Capital, LLC. On June 7, 2010, the name of the Company was changed to Hodes Weill Securities, LLC.

A summary of significant accounting policies follows:

Cash – Cash includes all regular checking and savings accounts. At December 31, 2013, the carrying amount and bank balance of deposits with financial institutions was $1,874,207, of which $250,000 was covered by federal depository insurance.

Income Taxes – As a single-member limited liability company, the Company's activities are disregarded and reported with its owner for tax purposes. Accordingly, no provision for income taxes has been recorded as the income tax effects of the Company's activities flow directly to its member.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $1,853,905 which was $1,848,905 in excess of its required net capital of $5,000. At December 31, 2013, the Company's ratio of aggregate indebtedness to net capital ratio was 0.01 to 1.

Note 3. Supplemental Disclosure - Statement of Cash Flows

The Company paid no interest or income taxes and had no noncash investing or financing activities for the year ended December 31, 2013.

Note 4. Related Party Transactions

On May 1, 2010 the Company entered into an expense sharing agreement with Hodes Weill and Associates, LP (HW&A), the sole owner of the Company, to pay $2,000 per month to cover expenses incurred by HW&A, which amount was increased to $62,573 per month as of March 1, 2012. Effective March 1, 2013, the Company entered into a new expense sharing agreement with HW&A which provided for monthly payments of $125,000 per month to cover costs incurred by HW&A.

The Company is responsible for paying its own expenses directly attributable to its business or regulatory obligations, such as registration or licensing fees, annual audit, SIPC assessments, et al.

During the year ended December 31, 2013, the Company reported total expenses of $1,375,148 to HW&A for facilities and personnel costs under these agreements. The Company also was billed $6,886 from HW&A for legal fees incurred on behalf of the Company during the year ended December 31, 2013.

Note 5. Subsequent Events

The Company has evaluated subsequent events through February 26, 2014, the date the financial statements were available to be issued.

HODES WEILL SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

	SCHEDULE I
Net Capital:	
Total member's equity	$ 7,681,027
Deductions and/or charges - nonallowable assets:	
Accounts receivable	(5,814,566)
Prepaid expenses and deposits	(12,556)
Net capital before haircuts	1,853,905
Haircuts	-
Net capital	$ 1,853,905
Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 20,302
Computation of Basic Net Capital Requirement:	
Minimum net capital required:	
6 2/3% of aggregate indebtedness, $5,000 minimum	$ 5,000
Excess net capital	$ 1,848,905
Ratio of aggregate indebtedness to net capital	0.01 to 1
Reconciliation with Company's Computation:	
(included in Part II of Form X-17A-5 as of December 31, 2013):	
Net capital, as reported in Company's Part II FOCUS report (unaudited)	$ 1,832,526
Net audit adjustments	21,379
Net capital per above	$ 1,853,905

HODES WEILL SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

SCHEDULE II

The Company meets the exemptions of Rule 15c3-3(k). The Company does not receive or acquire or hold funds or securities for the accounts of customers. The Company promptly pays commissions as they are received.

Credit Balances	$ -
Debit Balances	-
Reserve Computation:	
Excess of total debits over total credits	$ -
Required Deposit	None
Reconciliation with Company's Computation:	
(included in Part II of Form X-17A-5 as of December 31, 2013):	
Excess as reported in Company's Part II FOCUS report (unaudited)	$ -
Net audit adjustments	-
Excess per above computation	$ -

HODES WEILL SECURITIES, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

SCHEDULE III

1.	Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3)	$ -
A.	Number of items	None
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ -
A.	Number of items	None

SQUIRE
AUDIT · TAX · ADVISORY

1329 South 800 East · Orem, Utah 84097-7700 · (801) 225-6900 · Fax (801) 226-7739 · www.squire.com

Independent Auditor's Report on Internal Control as Required by Securities and Exchange Commission (SEC) Rule 17a-5(g)(1)

Manager and Member
Hodes Weill Securities, LLC

In planning and performing our audit of the financial statements of Hodes Weill Securities, LLC (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Hodes Weill Securities, LLC, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the member of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sgwin & Company, PC

Orem, Utah
February 26, 2014

SQUIRE
AUDIT · TAX · ADVISORY

1329 South 800 East · Orem, Utah 84097-7700 · (801) 225-6900 · Fax (801) 226-7739 · www.squire.com

Independent Accountant's Report

Manager and Member
Hodes Weill Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (the SIPC) for the year ended December 31, 2013, which were agreed to by Hodes Weill Securities, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's accounting records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and engagement working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and engagement working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Squire & Company, PC

Orem, Utah
February 26, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 13

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066518 FINRA JULY

HODES WEILL SECURITIES, LLC (formerly Japanworks)

850 THIRD AVENUE, 15TH FLOOR

NEW YORK, NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

William Webb 815-630-8123

2. A. General Assessment (item 2e from page 2)		$ 36,267
B. Less payment made with SIPC-6 filed (exclude interest) 7/31/2013 (Date Paid)		(21,265)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		15,002
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 15,002
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 15,002	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HODES WEILL SECURITIES, LLC (formerly Japanworks)
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

[illegible]
(Title)

Dated the 7 day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 13
and ending December 31, 20 13
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 14,507,064
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 14,507,064
2e. General Assessment @ .0025	$ 36,267

(to page 1, line 2.A.)